UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1


                           Aerial Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares ($1.00 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    007655103
                            -----------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
   Communications)

                                   May 4, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 pages)
----------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.      007655103              13D            Page     2   of   7   Pages
          ------------------                                -----    -----



--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Telephone and Data Systems, Inc.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                 00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
              NUMBER OF
               SHARES                                  -0-
            BENEFICIALLY                    ------------------------------------
              OWNED BY                       8       SHARED VOTING POWER
                EACH
              REPORTING                                -0-
               PERSON                       ------------------------------------
                WITH                         9       SOLE DISPOSITIVE POWER

                                                       -0-
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                       -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
                                                                           [_]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 -0-
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                 HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.      007655103            13D                 Page   3   of   7  Pages
               ---------                                     -----    -----


--------------------------------------------------------------------------------
      1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Trustees of the Voting Trust under  Agreement  dated June 30,
               1989
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [X]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                 00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
              NUMBER OF
               SHARES                                  -0-
            BENEFICIALLY                    ------------------------------------
              OWNED BY                       8       SHARED VOTING POWER
                EACH
              REPORTING                                -0-
               PERSON                       ------------------------------------
                WITH                         9       SOLE DISPOSITIVE POWER

                                                       -0-
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                       -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
               SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                -0-
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 4 of 7 Pages


         This final amendment to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"). This amended
Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares" and, together with the Common Shares, "Common Stock"), of Aerial Communications, Inc., a Delaware corporation (the "Issuer").


     Item 1.      Security and Issuer.
                  --------------------
         This statement relates to the Common Shares, par value $1.00 per share, and Series A Common Shares, par value $1.00 per share, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


     Item 2.      Identity and Background.
                  ------------------------
         TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989 (the "Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established cellular telephone, local telephone and personal communications services operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.      Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------
                  See Item 4.


     Item 4.      Purpose of Transaction.
                  -----------------------
         On September 20, 1999, TDS and the Issuer announced that they had entered into an Agreement and Plan of Reorganization with VoiceStream Wireless
Corporation (fka VoiceStream Wireless Holding Corpration), a Delaware corporation ("VoiceStream"), VS Washington Corporation (fka VoiceStream Wireless Corporation ("VS Washington"), and a subsidiary of VoiceStream ("Merger Sub C"), providing for the merger of Merger Sub C with and into the Issuer, with the Issuer surviving the merger (the "Reorganization"). The Reorganization was consummated on May 4, 2000. In the Reorganization, each outstanding share of Common Stock of the Issuer, including all shares of Common Stock beneficially owned by TDS, were converted into the right to receive 0.455 of a share of common stock of VoiceStream ("VoiceStream Common Stock"). Based on this exchange ratio, TDS received, in the Reorganization, an aggregate of 35,570,493 shares of Parent Common Stock in exchange for an aggregate of 78,176,909 shares of Issuer Common Stock. As a result, Issuer became a wholly-owned subsidiary of VoiceStream and TDS no longer owns any shares of Issuer Common Stock.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 5 of 7 Pages




     Item 5.      Interest in Securities of the Issuer.
                  --------------------------------------
         (I)      TDS.
                  ----
                  (a)      None.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    ---------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ----------------------------------------
                                    None.

                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    Disposition:
                                    -------------------------------------------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    Disposition:
                                    -------------------------------------------
                                    None.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in Common Shares by TDS, except as disclosed in
                           Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

                  (d)      Not Applicable.

                  (e)      Not Applicable.


     (II)         Directors and Executive Officers of TDS.
                  ----------------------------------------
                  (a) - (b)None.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.



     (III)        The Voting Trust.
                  ------------------
                  (a)      None.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -----------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    -----------------------------------------
                                    None.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 6 of 7 Pages


                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust except to the extent disclosed herein.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------
                  See Item 4.

         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The Voting Trust trustees hold and vote 6,359,808 TDS Series A Common Shares held in the Voting Trust, representing 91.4% of the outstanding TDS Series A Common Shares, and approximately 51.3% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, the Voting Trust trustees may be deemed to direct a majority of the combined voting power of TDS.

     Item 7.      Material to be Filed as Exhibits.
                  -----------------------------------
         1. Agreement and Plan of Reorganization dated as of September 17, 1999, among VoiceStream, Sub, the Issuer and TDS*

------------------------

     * Incorporated herein by reference to the TDS Form 8-K filed on September 28, 1999.

     In addition, the Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K of Telephone and Data Systems, Inc.

                                   * * * * * *

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 7 of 7 Pages


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 4, 2000.


TELEPHONE AND DATA SYSTEMS, INC.                 THE VOTING TRUST



By: /s/ LeRoy T. Carlson, Jr.                    By: /s/ LeRoy T. Carlson, Jr.
    -------------------------------------            ---------------------------
    LeRoy T. Carlson, Jr.                            LeRoy T. Carlson, Jr.
    President and Chief Executive Officer            As Trustee and Attorney-
                                                     in-Fact for other Trustees*




                                                 *Pursuant   to   Joint   Filing
                                                 Agreement and Power of Attorney
                                                 previously   filed   with   the
                                                 Securities     and     Exchange
                                                 Commission and  incorporated by
                                                 reference herein.










             Signature Page to the 3rd Amendment to the Schedule 13D
         relating to the direct and indirect beneficial ownership of the
                 Common Shares of Aerial Communications, Inc. by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 4 of Appendix A


                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc. Director

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 4 of Appendix A


     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive   Vice  President  -  Finance  and  CFO  of
                           Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 3 of 4 of Appendix A


     (VI)         (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           ------------------
                           7604 Fairfax Road
                           Bethesda, Maryland  20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VIII)       (a)      Name:
                           -----
                           Herbert S. Wander

                  (b)      Business Address:
                           -----------------
                           Katten Muchin Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Katten Muchin Zavis

                  (d)      Citizenship
                           -----------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 4 of 4 of Appendix A


     (IX)         (a)      Name:
                           -----
                           George W. Off

                  (b)      Business Address:
                           -----------------
                           Catalina Marketing Group
                           11300 Ninth Street North
                           St. Petersburg, Florida  33716

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chariman of Catalina Marketing Corporation

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           Martin L. Solomon

                  (b)      Business Address:
                           -----------------
                           2665 South Bayshore Drive, Suite 906
                           Coconut Grove, Florida 33133

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman and CEO of American Country Holdings, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XI)         (a)      Name:
                           -----
                           Kevin A. Mundt

                  (b)      Business Address:
                           -----------------
                           Mercer Management Consulting, Inc.
                           33 Hayden Avenue
                           Lexington, MA  02173

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice   President  -  Retail   Group  Head  of  Mercer
                           Management Consulting, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 6 of Appendix B


                                   APPENDIX B

                            EXECUTIVE OFFICERS OF TDS
                            -------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 6 of Appendix B


     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director and Executive Vice President - Finance and CFO of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           John E. Rooney

                  (b)      Business Address:
                           -----------------
                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of United States Cellular Corporation, an over 80%- owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 3 of 6 of Appendix B


     (VI)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director and President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.
                           Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           ------
                           Scott H. Williamson

                  (b)      Business Address:
                           -----------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Senior Vice President - Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States



     (VIII)       (a)      Name:
                           -----
                           Michael K. Chesney

                  (b)      Business Address:
                           -----------------
                           1014 South Briarcliffe Circle
                           Maryville, Tennessee 37803

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 4 of 6 of Appendix B


     (IX)         (a)      Name:
                           -----
                           George L. Dienes

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           C. Theodore Herbert

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XI)         (a)      Name:
                           -----
                           Peter L. Sereda

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 5 of 6 of Appendix B


     (XII)        (a)      Name:
                           -----
                           Mark A. Steinkrauss

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Vice President-Corporate Relations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XIII)       (a)      Name:
                           -----
                           Edward W. Towers

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development Operations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XIV)        (a)      Name:
                           -----
                           James W. Twesme

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 6 of 6 of Appendix B


     (XV)         (a)      Name:
                           -----
                           Byron A. Wertz

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           8000 West 78th Street, Suite 400
                           Minneapolis, Minnesota  55439

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVI)        (a)      Name:
                           -----
                           Gregory J. Wilkinson

                  (b)      Business Address:
                           ------------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Secretary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVII)       (a)      Name:
                           -----
                           Michael G. Hron

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin and General Counsel and Assistant Secretary of Telephone and Data Systems, Inc. and United States Cellular Corporation

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 2 of Appendix C


                                   APPENDIX C

                          TRUSTEES OF THE VOTING TRUST
                          ----------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (II)         (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Partner of the law firm of Sidley & Austin Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 2 of Appendix C


     (III)        (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Business Address:
                           -----------------
                           7604 Fairfax Road
                           Bethesda, Maryland 20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor
                           Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director of and Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States